SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)


                           Marlton Technologies, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                   571263102
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                                 (CUSIP Number)

                              Avron I. Brog, Esq.
               Robinson Brog Leinwand Greene Genovese & Gluck, PC
                               1345 Sixth Avenue
                               New York, NY 10105
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 20, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                           13D


       571263102
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Robert Ginsburg
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*

       BK
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER      2,085,663
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER   -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   2,085,663
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,085,663

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.9%

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  14   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT.




         This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended. The undersigned hereby supplements and amends the Schedule 13D, dated April 10, 1992, as amended, (the Statement") as to the following Items:


Item 1. Security and Issuer.

         The Securities to which this statement (the "Schedule 13D") relates are the shares of common stock, no par value ("Shares"), of Marlton Technologies, Inc. (the "Company"), a Pennsylvania corporation. The Company's principal executive office is located at 2828 Charter Road, Philadelphia, Pennsylvania 19154.

Item 2. Identity and Background.

         This Schedule 13D is filed by Mr. Robert Ginsburg (the "Reporting Person"). The business address for the Reporting Person is 2828 Charter Road, Philadelphia, Pennsylvania 19154. The Reporting Person is a citizen of the United States. Mr. Ginsburg is Chief Executive Officer of the Company. The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Reporting Person during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The Reporting Person paid $500,000 in cash on November 20, 2001 for 1,000,000 Shares and warrants (the "Warrants") to buy an additional 1,000,000 Shares for $.50 per Share . Such $500,000 was obtained by borrowing such amount from the Bank of America pursuant to a pre-existing credit line between the Bank of America and the Reporting Person's father, Stanley D. Ginsburg, which provides for repayment at 100 basis points below prime; there is no fixed term for such repayment and there is no written agreement between the Reporting Person and either the Bank of America or Stanley Ginsburg. Prior to this time the Reporting Person had purchased 81,000 Shares with personal funds and had acquired 4,663 Shares through the Company's matching contributions to the Company's 401k plan.


Item 4. Purpose of Transaction.

         On November 20, 2001 Jeffrey Harrow ("Harrow"), Scott Tarte ("Tarte") and the Company consummated the transactions (the "Closing") contemplated by the Subscription Agreement (the "Subscription Agreement") dated as of August 23, 2001 by and among Harrow, Tarte, the Company and Marlton Technologies, Inc., a New Jersey corporation (the "Predecessor Corporation" and together with the Company, the "Corporation"). The Subscription Agreement provided for, among other things, (i) the merger (the "Merger") of the Predecessor Corporation into the Company and (ii) the sale by the Company of 2,000,000 Shares and warrants (the "Warrants") to buy an additional 2,000,000 Shares for $.50 per Share to each of Harrow and Tarte.

         Also on August 23, 2001 the Predecessor Corporation, the Company, the Reporting Person and Alan Goldberg ("Goldberg") entered into a subscription agreement (the "Additional Subscription Agreement") which provided for the sale by the Company of (i) 1,000,000 Shares and Warrants to buy an additional 1,000,000 Shares to the Reporting Person and (ii) 300,000 Shares and Warrants to buy an additional 300,000 Shares to Goldberg.

         The Reporting Person and Goldberg were parties to existing Stock Option Agreements with the Corporation (the "Option Agreements"), pursuant to which they were granted incentive and non-qualified stock options to purchase Shares at exercise prices of $1.60 to $4.88 per share (the "Option Prices"). The terms of these Option Agreements provide that the Option Prices would be reduced if the Corporation's board approves a transaction in which Shares were subsequently issued to officers or directors of the Corporation at a price lower than the Option Prices. In that event, the Option Prices would be reduced to the purchase price of such newly issued shares. The consummation of the transactions described above would trigger the Option Price adjustment described above. The Corporation determined that a reduction in the exercise price payable under the Option Agreements could result in adverse accounting treatment for the Corporation. Therefore, the Corporation asked the Reporting Person and Goldberg, and in a letter agreement (the "Letter Agreement") dated as of September 27, 2001 they agreed, to cancel all the existing Option Agreements immediately prior to consummation of the Subscription Agreement. In exchange for the cancellation of the existing Option Agreements, the Corporation agreed to issue new stock options to the Reporting Person and Goldberg, in each case with respect to the same number of shares and same vesting schedules as were subject to their respective Option Agreements. These new stock options will be issued during the thirty day period commencing at least six months following the cancellation of the Option Agreements, with the precise date of the issuance determined by the Corporation's board. In each case, the exercise price of the new options will be equal to the closing price of the Shares on the new grant date, but in no event less than $0.50. Finally, in each case, the Corporation's obligation to issue the new options is subject to the recipient's continued employment by the Corporation through the date of the new issuance, with certain exceptions for termination as a result of death or disability. As a result of the Letter Agreement, at present neither the Reporting Person nor Goldberg holds any options to purchase Shares.

         The Subscription Agreement also contemplated, among other things, that as part of the Closing (i) the Corporation would increase the number of its directors from five to seven, two members of the board would resign, Tarte and a person designated by Tarte would be named to the board and Harrow and a person designated by Harrow would be named to the board, (ii) Harrow would enter into an employment agreement (the "Employment Agreement") with the Corporation whereby he would be employed as its Chairman of the Board and Tarte would enter into an employment agreement (the "Other Employment Agreement") with the Corporation whereby he would be employed as its Vice Chairman of the Board and
(iii) Harrow, Tarte, the Reporting Person (collectively, the "Stockholders") and the Corporation would enter into a stockholders' agreement (the "Stockholders Agreement") whereby, among other things, with certain exceptions, (a) Harrow and Tarte shall have the right to designate that number of individuals as nominees (which nominees shall include Harrow and Tarte) for election as directors as shall represent a majority of the board of directors, (b) the Stockholders will vote their Shares in favor of Harrow's and Tarte's designees and the Reporting Person, (c) without the prior written consent of the Reporting Person, for a period of seven years following the effective date of the Stockholders Agreement, Harrow and Tarte will agree not to vote any of their Shares in favor of (x) the merger of the Company, (y) the sale of substantially all of the Company's assets, or (z) the sale of all the Shares, in the event that in connection with such transaction the Shares are valued at less than $2.00 per share, (d) the Stockholders will recommend to the board of directors that it elect Tarte as the Vice Chairman of the Board of the Company and as the Chief Executive Officer of each subsidiary of the Company, the Reporting Person as the President and Chief Executive Officer of the Company and Harrow as the Chairman of the Board of the Company and (e) the Stockholders shall have a right of first refusal with respect to one another in connection with any sale of the Shares held by them. As a result of the Stockholders Agreement, each of the Stockholders might be deemed to share voting power over the Shares beneficially owned by the other Stockholders.

         The Stockholders of the Predecessor Corporation approved the Merger and the transactions contemplated by the Subscription Agreement on November 7, 2001, and all of the other conditions having been satisfied or waived, the Closing took place on November 20, 2001.

         Other than described above, the Reporting Person at present has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) additional changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the consummation on November 20, 2001 of the transactions contemplated by the Subscription Agreement the Reporting Person beneficially owns 1,085,663 Shares and Warrants to purchase an additional 1,000,000 Shares, all of which are currently exercisable. These Shares and Warrants represent approximately 14.9% of the Shares.

         In addition, as a result of the Stockholders Agreement, the Reporting Person, Tarte and Harrow may be deemed to be a group (the "Group") owning beneficially in the aggregate 10,116,397 Shares consisting of (i) 2,005,000 Shares, options to purchase 25,734 Shares (all of which are exercisable) and Warrants (all of which are exercisable) to purchase an additional 2,000,000 Shares, which Shares and Warrants are owned directly by Harrow, (ii) 2,000,000 Shares and Warrants (all of which are exercisable) to purchase an additional 2,000,000 Shares, which Shares and Warrants are owned directly by Tarte and
(iii) 1,085,663 Shares and Warrants (all of which are exercisable) to purchase an additional 1,000,000 Shares, which Shares and Warrants are owned directly by the Reporting Person. Such Shares represent approximately 56.22% of the issued and outstanding Shares. The provisions of the Stockholders Agreement are applicable to any other Shares of which the Stockholders acquire ownership, either directly or indirectly, after the execution of the Stockholders Agreement.

         The Reporting Person has disclaimed any beneficial ownership as to the 245,560 Shares held by the Company's 401k Plan for the benefit of the Company's employees (except there are Shares held for his direct benefit as a participant in such Plan). The Reporting Person is a trustee of such plan but he did not enter into the Stockholders Agreement in his capacity as a trustee of the plan. The plan is not a party to the Stockholders Agreement in any way and is not a member of the Group. The Reporting Person has also disclaimed any beneficial ownership as to the Shares owned by Stanley D. Ginsburg, the Reporting Person's father.

         The Reporting Person disclaims any beneficial ownership as to the Shares held by Tarte and Harrow.

         As discussed above under Item 4, all of the Reporting Person's Option Agreements were cancelled on November 20, 2001 pursuant to the Letter Agreement and at present the Reporting Person holds no options to purchase Shares.

(b) The Reporting Person may be deemed to possess sole voting power and sole dispositive power with respect to 2,085,663 Shares consisting of 1,085,663 Shares and Warrants to purchase an additional 1,000,000 Shares, all of which (except for 85,663 previously acquired Shares) were acquired on November 20, 2001 pursuant to the Additional Subscription Agreement; however all of such 2,085,663 Shares are subject to the Stockholders Agreement (as described in Item 4 above). Pursuant to the Stockholders Agreement, the Reporting Person shall, until the termination of the Stockholders Agreement in accordance with the terms contained therein, at any meeting of the holders of the Shares, vote, or cause to be voted, the Reporting Person's Shares in favor of Harrow's and Tarte's designees and the Reporting Person. Also pursuant to the Stockholders Agreement with certain exceptions, Tarte and Harrow shall have a right of first refusal in connection with any sale of the Shares held by the Reporting Person.

         Except as described in Item 5(a), the Reporting Person does not have shared voting power or shared dispositive power with respect to any Shares.

(c) Except as described above, the Reporting Person has not effected any transactions in the securities of the Company during the past sixty days.

(d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 4 and 5, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item  7. Material to be filed as Exhibits

         Exhibit 1         Stockholders Agreement

         Exhibit 2         Additional Subscription Agreement

         Exhibit 3         Letter Agreement


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001



                                             ROBERT GINSBURG


                                             /s/ Robert Ginsburg
                                             -------------------
                                                 Robert Ginsburg